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                                      Form 11-K

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

                         For the fiscal year ended May 31, 2001

                                         OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 (No Fee Required)

                         For the transition period  from        to

                                    Commission file number  1-7898


A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

             Lowe's Companies, Inc
             Employee Stock Purchase Plan - Stock Options For Everyone

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

             Lowe's Companies, Inc.
             1605 Curtis Bridge Road
             Wilkesboro, NC  28697



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Lowe's Companies, Inc.
Employee Stock Purchase Plan - Stock Options For Everyone
Form 11-K
May 31, 2001


                                     Table of Contents

                                                                   Page No.

Part I   - Exhibit Index                                                  2

Part II  - Financial Information

              Cover Page                                                  3

              Independent Auditors' Report                                4

              Statement of Net Assets Available For Benefits
              as of May 31, 2001                                          5

              Statement of Changes in Net Assets Available for Benefits
              for the Year Ended May 31, 2001                             6

              Notes to Financial Statements for the Year Ended
              May 31, 2001                                              7-8

              Other Information                                           9

              Independent Auditors' Consent                              10



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                                   Lowe's Companies, Inc.
                  Employee Stock Purchase Plan - Stock Options For Everyone


                                      Exhibit Index

                       Form 11-K for the Year Ended May 31, 2001




Exhibit No.     Description of Exhibit                                Page No.

    1.          Consent of Deloitte & Touche LLP, Independent Auditors      10





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                            LOWE'S COMPANIES, INC. EMPLOYEE STOCK
                           PURCHASE PLAN-STOCK OPTIONS FOR EVERYONE


                      Financial Statements as of and for the Year Ended
                        May 31, 2001 and Independent Auditors' Report









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INDEPENDENT AUDITORS' REPORT


To the Administrative Committee and Participants of
   Lowe's Companies, Inc. Employee Stock Purchase Plan - Stock Options for Everyone

We have audited the accompanying statement of net assets available for benefits of Lowe's Companies, Inc. Employee Stock Purchase Plan - Stock Options for Everyone (the "Plan") as of May 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
June 29, 2001





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

Lowe's Companies, Inc.
Employee Stock Purchase Plan - Stock Options For Everyone
Statement of Net Assets Available For Benefits
May 31, 2001
______________________________________________________________________________



ASSET-Receivable from Plan Sponsor                  $ 454,965

LIABILITIES:
    Fractional Share Interest                         309,411
    Withdrawal Amounts Payable                        145,554

    Total Liabilities                                 454,965

NET ASSETS AVAILABLE FOR BENEFITS                   $       -




See the accompanying notes to financial statements.


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

Lowe's Companies, Inc.
Employee Stock Purchase Plan - Stock Options For Everyone
Statement of Changes in Net Assets Available For Benefits
Year Ended May 31, 2001
____________________________________________________________________________


Increases - Employee Contributions                     $  34,250,891

Decreases:
    Purchases of Lowe's Companies, Inc. Common Stock
      Subsequently Distributed to Plan Participants
      (1,824,508 Shares)                                 (30,903,921)
    Cash Withdrawals                                      (3,037,599)
    Fractional Share Interest Due to Plan Participants      (309,411)

Total Decreases                                          (34,250,891)

Net Change                                                         -

Net Assets Available for Benefits:
    Beginning of Year                                              -

    End of Year                                        $           -



See the accompanying notes to financial statements.


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Lowe's Companies, Inc. Employee Stock Purchase Plan -
Stock Options for Everyone

Notes To Financial Statements
Year Ended May 31, 2001
______________________________________________________________________________

Note 1 - Plan Description and Summary of Significant Plan Provisions

     The Board of Directors of Lowe's Companies, Inc. (the Company) adopted the Lowe's Companies, Inc. Employee Stock Purchase Plan-Stock Options for Everyone (the Plan) on December 2, 1999 and the Plan was approved by the Company's shareholders at the Annual Meeting of Shareholders on May 26, 2000. The Plan became effective on May 26, 2000. No option may be granted under the Plan more than ten years after the date the Plan was adopted unless the Plan is extended before such date. There were 5,000,000 shares of the Company's common stock reserved under the Plan with 4,087,746 remaining available at May 31, 2001. The Company's Board of Directors approved a two-for-one stock split effective on June 29, 2001. As a result of the stock split, 10,000,000 shares of the Company's common stock were reserved under the Plan with 8,175,492 shares remaining available after the split.

     The Plan is intended to assist the Company in recruiting and retaining individuals with ability and initiative by enabling employees to participate in the future success of the Company and to associate their interests with those of the Company and its shareholders. All full-time employees are eligible to participate in the Plan at their date of employment. Part-time employees are eligible after one year of service. There are two six-month offering periods each year. The periods are June 1 through November 30, and December 1 through May 31. Employees must be eligible on the first day of the offering period in order to participate in that particular offering period. Participation in the Plan by eligible employees is voluntary.

     Participants in the Plan are allowed to purchase discounted stock through the use of payroll deductions only (no lump sum purchases are allowed). The Company makes no contributions to the Plan. Payroll deductions in the amount of 1% to 20% of base pay may be contributed to the plan, provided that the contribution does not exceed the maximum amount of $10,625. Payroll deductions will continue automatically until the participant elects to stop his or her deductions. If the participant elects to stop payroll deductions during an offering period, all contributions are refunded. Each Plan participant, at all times, is considered to be fully vested in the Plan and has a right to all cash amounts withheld from their paychecks. Cash proceeds collected from participant payroll deductions are remitted directly to the Company's operating cash account and are used for general corporate purposes of the Company.

     The purchase price per share offered under the Plan with respect to any grant date is the lower of 85% of the fair market value of the share on such grant date or 85% of the fair market value of the share at the end of the offering period. Payroll deductions that have been accumulated during a particular offering period will be used to purchase shares of the Company's common stock at the discounted rate. The Plan will purchase only whole shares of the Company's common stock. Residual amounts in a Plan participant's account shall be applied to the next offering period.







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     E*TRADE is the Broker/Administrator of the Plan.  Shares are recorded as purchased on the trade date. Once shares are purchased, they are distributed to each Plan participant's E*TRADE account. At the end of each offering period, E*TRADE sends participants a confirmation of shares purchased and the purchase price for that offering period. They also provide a statement of each participant's account on a quarterly basis.

     The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended. The Plan is not subject to federal income taxes. Substantial tax benefits are provided to participants with respect to the treatment of stock purchased within the Plan, if certain holding period requirements are met.

     All costs to administer the Plan are paid by the Company.


Note 2 - Summary of Significant Accounting Policies

     The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.


Note 3 - Income Taxes

     The right to purchase shares of common stock under this Plan is intended to be an option granted by the Company in accordance with an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and such shares shall be treated in accordance with these provisions for tax purposes.

     Employees participating in the Plan are not considered to have income for federal income tax purposes from the granting of an option to purchase shares. Deductions from an employee's compensation do not reduce the amount of their income for tax purposes.


Note 4 - Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to certain restrictions. In the event of plan termination, participants would be 100% vested in their accounts and any payroll withheld between offering periods would be refunded.


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Signatures


     In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                       Lowe's Companies, Inc.


August 31, 2001
       Date                                     /s/    Kenneth W. Black, Jr.
                                                   Kenneth W. Black, Jr.
                                               Senior Vice President and Chief
                                                      Accounting Officer





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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-36096 of Lowe's Companies, Inc. on Form S-8 of our report dated June 29, 2001, appearing in this Annual Report on Form 11-K of Lowe's Companies, Inc. Employee Stock Purchase Plan - Stock Options for Everyone for the year ended May 31, 2001.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
August 29, 2001